CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$1,000,000	$114.60

Pricing supplement no. 539 To prospectus dated November 14, 2011, prospectus supplement dated November 14, 2011 and product supplement no. 20-I dated January 5, 2012	Registration Statement No. 333-177923 Dated July 24, 2012 Rule 424(b)(2)

Structured Investments	$1,000,000 Auto Callable Contingent Interest Notes Linked to the American Depositary Shares of Itaú Unibanco Holding S.A. due August 9, 2013

General

•	The notes are designed for investors who seek a Contingent Interest Payment with respect to each Review Date for which the closing price of one share of the Reference Stock is greater than or equal to 70% of the Initial Stock Price, which we refer to as the Interest Barrier. In addition, if the closing price of one share of the Reference Stock on any Review Date (other than the final Review Date) is greater than or equal to the Initial Stock Price, the notes will be automatically called. Investors in the notes should be willing to accept the risk of losing some or all of their principal and the risk that no Contingent Interest Payment may be made with respect to some or all Review Dates.
•	Investors should be willing to forgo fixed interest and dividend payments, in exchange for the opportunity to receive a Contingent Interest Payment with respect to each Review Date for which the closing price of one share of the Reference Stock is greater than or equal to the Interest Barrier. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	The first Review Date, and therefore the earliest date on which an automatic call may be initiated, is November 8, 2012.
•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing August 9, 2013†
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
•	The notes priced on July 24, 2012 and are expected to settle on or about July 27, 2012.

Key Terms

Reference Stock:	The American depositary shares, each representing one preferred share, no par value, of Itaú Unibanco Holding S.A. (New York Stock Exchange symbol “ITUB”). We refer to Itaú Unibanco Holding S.A. as “Itaú Holding” and the American depositary shares of Itaú Holding as “ADSs of Itaú Holding.”
Contingent Interest Payments:

If the notes have not been previously called and the closing price of one share of the Reference Stock on any Review Date is greater than or equal to the Interest Barrier, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to $38.875 (equivalent to an interest rate of 15.55% per annum, payable at a rate of 3.8875% per quarter).

If the closing price of one share of the Reference Stock on any Review Date is less than the Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date.

Interest Barrier / Trigger Level:	$10.332, which is 70% of the Initial Stock Price (subject to adjustments)
Interest Rate:	15.55% per annum, payable at a rate of 3.8875% per quarter, if applicable
Automatic Call:	If the closing price of one share of the Reference Stock on any Review Date (other than the final Review Date) is greater than or equal to the Initial Stock Price, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to that Review Date, payable on the applicable Call Settlement Date.
Payment at Maturity:	If the notes have not been previously called and the Final Stock Price is greater than or equal to the Trigger Level, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to the final Review Date.
If the notes have not been previously called and the Final Stock Price is less than the Trigger Level, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Final Stock Price is less than the Initial Stock Price. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Stock Return)
If the notes have not been automatically called and the Final Stock Price is less than the Trigger Level, you will lose more than 30% of your initial investment and may lose all of your initial investment at maturity.
Stock Return:	Final Stock Price – Initial Stock Price Initial Stock Price
Initial Stock Price:	The closing price of one share of the Reference Stock on the pricing date, which was $14.76, divided by the Stock Adjustment Factor
Final Stock Price:	The closing price of one share of the Reference Stock on the final Review Date
Stock Adjustment Factor:	Set initially at 1.0 on the pricing date and subject to adjustment upon the occurrence of certain corporate events affecting the Reference Stock. See “General Terms of Notes — Additional Reference Stock Provisions — Anti-Dilution Adjustments” in the accompanying product supplement no. 20-I for further information.
Review Dates†:	November 8, 2012 (first Review Date), February 7, 2013 (second Review Date), May 9, 2013 (third Review Date) and August 6, 2013 (final Review Date)
Interest Payment Dates†:	With respect to each Review Date other than the final Review Date, the third business day after the related Review Date. The Contingent Interest Payment, if any, with respect to the final Review Date will be made on the maturity date.
Call Settlement Date†:	If the notes are automatically called on any Review Date, the first Interest Payment Date immediately following that Review Date
Maturity Date†:	August 9, 2013
CUSIP:	48125VW63
†	Subject to postponement in the event of certain market disruption events and as described under “Description of Notes — Postponement of a Review Date — Notes Linked to a Single Component” and “Description of Notes — Postponement of a Payment Date” in the accompanying product supplement no. 20-I

Investing in the Auto Callable Contingent Interest Notes involves a number of risks. See “Risk Factors” beginning on page PS-15 of the accompanying product supplement no. 20-I and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$10	$990
Total	$1,000,000	$10,000	$990,000
(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds and Hedging” beginning on page PS-40 of the accompanying product supplement no. 20-I.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $10.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-67 of the accompanying product supplement no. 20-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

July 24, 2012

Recent Developments

On July 13, 2012, we reported that we had reached a determination to restate our previously filed interim financial statements for the first quarter of 2012 and that our previously filed interim financial statements for the first quarter of 2012 should not be relied upon. The restatement will have the effect of reducing our reported net income for the 2012 first quarter by $459 million. The restatement relates to valuations of certain positions in the synthetic credit portfolio of our Chief Investment Office. Our principal transactions revenue, total net revenue and net income for the first six months of 2012, and the principal transactions revenue, total net revenue and net income of our Chief Investment Office for the first six months of 2012, will remain unchanged as a result of the restatement.

We also reported, on July 13, 2012, management’s determination that a material weakness existed in our internal control over financial reporting at March 31, 2012. During the first quarter of 2012, the size and characteristics of the synthetic credit portfolio changed significantly. These changes had a negative impact on the effectiveness of our Chief Investment Office’s internal controls over valuation of the synthetic credit portfolio. Management has taken steps to remediate the internal control deficiencies, including enhancing management oversight over valuation matters. The control deficiencies were substantially remediated by June 30, 2012. For further discussion, please see Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012.

The reported trading losses have led to heightened regulatory scrutiny, and any future losses related to these positions and the material weakness in our internal control over financial reporting may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012 and “Selected Risk Considerations — Credit Risk of JPMorgan Chase & Co.” in this pricing supplement for further discussion.

On July 13, 2012, we also announced earnings for the second quarter of 2012. See our Current Report on Form 8-K dated July 13, 2012 (related solely to Item 2.02 and related exhibits under Item 9.01) for more information about our 2012 second quarter results.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 20-I dated January 5, 2012. This pricing supplement, together with the documents listed below, contains the terms of the notes , supplements the term sheet related hereto dated July 24, 2012 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 20-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 20-I dated January 5, 2012: http://www.sec.gov/Archives/edgar/data/19617/000089109212000156/e46781_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

JPMorgan Structured Investments —	PS-1
Auto Callable Contingent Interest Notes Linked to the American Depositary Shares of Itaú Unibanco Holding S.A.

What Are the Payments on the Notes, Assuming a Range of Performances for the Reference Stock?

The following table illustrates payments on the notes, assuming a range of performance for the Reference Stock on a given Review Date. The hypothetical payments set forth below assume an Initial Stock Price of $14.00, an Interest Barrier and a Trigger Level of $9.80 (equal to 70% of the hypothetical Initial Stock Price) and reflect the Interest Rate of 15.55% per annum (payable at a rate of 3.8875% per quarter). Each hypothetical payment set forth below is for illustrative purposes only and may not be the actual payment applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Closing Price	Review Dates Prior to the Final Review Date		Final Review Date
	Reference Stock Appreciation / Depreciation at Review Date	Payment on Interest Payment Date or Call Settlement Date (1)(2)	Stock Return	Payment at Maturity (2)
$25.2000	80.00%	$1,038.875	80.00%	$1,038.875
$23.8000	70.00%	$1,038.875	70.00%	$1,038.875
$22.4000	60.00%	$1,038.875	60.00%	$1,038.875
$21.0000	50.00%	$1,038.875	50.00%	$1,038.875
$19.6000	40.00%	$1,038.875	40.00%	$1,038.875
$18.2000	30.00%	$1,038.875	30.00%	$1,038.875
$17.5000	25.00%	$1,038.875	25.00%	$1,038.875
$16.8000	20.00%	$1,038.875	20.00%	$1,038.875
$16.1000	15.00%	$1,038.875	15.00%	$1,038.875
$15.4000	10.00%	$1,038.875	10.00%	$1,038.875
$14.7000	5.00%	$1,038.875	5.00%	$1,038.875
$14.0000	0.00%	$1,038.875	0.00%	$1,038.875
$13.3000	-5.00%	$38.875	-5.00%	$1,038.875
$12.6000	-10.00%	$38.875	-10.00%	$1,038.875
$11.9000	-15.00%	$38.875	-15.00%	$1,038.875
$11.2000	-20.00%	$38.875	-20.00%	$1,038.875
$9.8000	-30.00%	$38.875	-30.00%	$1,038.875
$9.7986	-30.01%	$0.00	-30.01%	$699.90
$8.4000	-40.00%	$0.00	-40.00%	$600.00
$7.0000	-50.00%	$0.00	-50.00%	$500.00
$5.6000	-60.00%	$0.00	-60.00%	$400.00
$4.2000	-70.00%	$0.00	-70.00%	$300.00
$2.8000	-80.00%	$0.00	-80.00%	$200.00
$1.4000	-90.00%	$0.00	-90.00%	$100.00
$0.0000	-100.00%	$0.00	-100.00%	$0.00
(1)	The notes will be automatically called if the closing price of one share of the Reference Stock on any Review Date (other than the final Review Date) is greater than or equal to the Initial Stock Price.
(2)	You will receive a Contingent Interest Payment in connection with a Review Date if the closing price of one share of the Reference Stock on that Review Date is greater than or equal to the Interest Barrier.

Hypothetical Examples of Amounts Payable on the Notes

The following examples illustrate how a payment set forth in the table above is calculated.

Example 1: The closing price of one share of the Reference Stock increases from the Initial Stock Price of $14 to a closing price of $15.40 on the first Review Date. Because the closing price of one share of the Reference Stock on the first Review Date is greater than the Interest Barrier, the investor is entitled to receive a Contingent Interest Payment in connection with the first Review Date. In addition, because the closing price of one share of the Reference Stock on the first Review Date is greater than the Initial Stock Price, the notes are automatically called. Accordingly, the investor receives a payment of $1,038.875 per $1,000 principal amount note on the relevant Call Settlement Date, consisting of a Contingent Interest Payment of $38.875 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note.

Example 2: The closing price of one share of the Reference Stock decreases from the Initial Stock Price of $14 to a closing price of $8.40 on the first Review Date and $11.90 on the second Review Date and increases from the Initial Stock Price of $14 to a closing price of $15.40 on the third Review Date. Because the closing price of one share of the Reference Stock on the first Review Date is less than the Interest Barrier, no Contingent Interest Payment is made in connection with the first Review Date; however, the closing price of one share of the Reference Stock on each of the second and third Review Dates is greater than the Interest Barrier, so the investor is entitled to receive a Contingent Interest Payment in connection with each of the second and third Review Dates. In addition, because the closing price of one share of the Reference Stock on the third

JPMorgan Structured Investments —	PS-2
Auto Callable Contingent Interest Notes Linked to the American Depositary Shares of Itaú Unibanco Holding S.A.

Review Date is greater than the Initial Stock Price, the notes are automatically called. Accordingly, the investor receives a payment of $38.875 in connection with the second Review Date and a payment of $1,038.875 per $1,000 principal amount note on the relevant Call Settlement Date, consisting of a Contingent Interest Payment of $38.875 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note, in connection with the third Review Date. Accordingly, the total amount paid on the notes over the term of the notes is $1,077.75 per $1,000 principal amount note.

Example 3: The notes are not automatically called prior to maturity, Contingent Interest Payments are paid in connection with each of the Review Dates preceding the final Review Date and the closing price of one share of the Reference Stock increases from the Initial Stock Price of $14 to a Final Stock Price of $16.80. The investor receives a payment of $38.875 in connection with each of the Review Dates preceding the final Review Date and, because the notes are not automatically called prior to maturity and the Final Stock Price is greater than the Trigger Level and the Interest Barrier, the investor receives at maturity a payment of $1,038.875 per $1,000 principal amount note, consisting of a Contingent Interest Payment of $38.875 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note. The total amount paid on the notes over the term of the notes is $1,155.50 per $1,000 principal amount note. This represents the maximum total payment an investor may receive over the term of the notes.

Example 4: The notes are not automatically called prior to maturity, Contingent Interest Payments are paid in connection with two of the Review Dates preceding the final Review Date and the closing price of one share of the Reference Stock decreases from the Initial Stock Price of $14 to a Final Stock Price of $9.80. The investor receives two payments of $38.875 in connection with two of the Review Dates preceding the final Review Date and, because the notes are not automatically called prior to maturity and the Final Stock Price is equal to the Trigger Level and the Interest Barrier, even though the Final Stock Price is less than the Initial Stock Price, the investor receives at maturity a payment of $1,038.875 per $1,000 principal amount note, consisting of a Contingent Interest Payment of $38.875 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note. The total amount paid on the notes over the term of the notes is $1,116.625 per $1,000 principal amount note.

Example 5: The notes are not automatically called prior to maturity, Contingent Interest Payments are paid in connection with each of the Review Dates preceding the final Review Date and the closing price of one share of the Reference Stock decreases from the Initial Stock Price of $14 to a Final Stock Price of $8.40. The investor receives a payment of $38.875 in connection with each of the Review Dates preceding the final Review Date and, because the notes are not automatically called prior to maturity and the Final Stock Price is less than the Trigger Level and the Interest Barrier, the investor receives at maturity a payment of $600 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -40%) = $600

The total amount paid on the notes over the term of the notes is $716.625 per $1,000 principal amount note.

Example 6: The notes are not automatically called prior to maturity, no Contingent Interest Payments are paid in connection with the Review Dates preceding the final Review Date and the closing price of one share of the Reference Stock decreases from the Initial Stock Price of $14 to a Final Stock Price of $7. Because the notes are not automatically called prior to maturity, no Contingent Interest Payments are paid in connection with the Review Dates preceding the final Review Date and the Final Stock Price is less than the Trigger Level and the Interest Barrier, the investor receives no payments over the term of the notes, other than a payment at maturity of $500 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -50%) = $500

The hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS-3
Auto Callable Contingent Interest Notes Linked to the American Depositary Shares of Itaú Unibanco Holding S.A.

Selected Purchase Considerations

•	QUARTERLY CONTINGENT INTEREST PAYMENTS — The notes offer the potential to earn a Contingent Interest Payment in connection with each quarterly Review Date of $38.875 per $1,000 principal amount note (equivalent to an interest rate of 15.55% per annum, payable at a rate of 3.8875% per quarter). If the notes have not been previously called and the closing price of one share of the Reference Stock on any Review Date is greater than or equal to the Interest Barrier, you will receive a Contingent Interest Payment on the applicable Interest Payment Date. If the closing price of one share of the Reference Stock on any Review Date is less than the Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date. If payable, a Contingent Interest Payment will be made to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.
•	POTENTIAL EARLY EXIT AS A RESULT OF THE AUTOMATIC CALL FEATURE — If the closing price of one share of the Reference Stock on any Review Date (other than the final Review Date) is greater than or equal to the Initial Stock Price, your notes will be automatically called prior to the maturity date. Under these circumstances, on the applicable Call Settlement Date, for each $1,000 principal amount note, you will receive (a) $1,000 plus (b) the Contingent Interest Payment applicable to that Review Date, payable on the applicable Call Settlement Date.
•	THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL IF THE NOTES ARE NOT AUTOMATICALLY CALLED — If the notes are not automatically called, we will pay you your principal back at maturity so long as the Final Stock Price is greater than or equal to the Trigger Level. However, if the notes are not automatically called and the Initial Stock Price is less than the Trigger Level, you will lose more than 30% of your principal amount and could lose up to the entire principal amount of your notes.
•	RETURN LINKED TO A SINGLE REFERENCE STOCK — The return on the notes is linked to the performance of a single Reference Stock, which are the ADSs of Itaú Holding. For additional information see “The Reference Stock” in this pricing supplement.
•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 20-I. In determining our reporting responsibilities we intend to treat (i) the notes for U.S. federal income tax purposes as prepaid forward contracts with associated contingent coupons and (ii) any Contingent Interest Payments as ordinary income, as described in the section entitled “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Tax Treatment as Prepaid Forward Contracts with Associated Contingent Coupons” in the accompanying product supplement no. 20-I. Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, we believe that this is a reasonable treatment, but that there are other reasonable treatments that the Internal Revenue Service (the “IRS”) or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments and the relevance of factors such as the nature of the underlying property to which the instruments are linked. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

The U.S. federal income tax treatment of Contingent Interest Payments is uncertain, and although we believe it is reasonable to conclude that Contingent Interest Payments are not subject to U.S. withholding tax (at least if a Form W-8 is provided), a withholding agent may nonetheless withhold on these payments (generally at a rate of 30%, subject to the possible reduction or elimination of that rate under an applicable income tax treaty), unless income from your notes is effectively connected with your conduct of a trade or business in the United States. If you are not a United States person, you are urged to consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes in light of your particular circumstances.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 20-I dated January 5, 2012.

•	RESTATEMENT AND NON-RELIANCE OF OUR PREVIOUSLY FILED INTERIM FINANCIAL STATEMENTS FOR THE FIRST QUARTER OF 2012 — On July 13, 2012, we reported that we had reached a determination to restate our previously filed interim financial statements for the first quarter of 2012 and that our previously filed interim financial statements for the first quarter of 2012 should not be relied upon. As a result, we will be filing an amendment to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012. When making an investment decision to purchase the notes, you should not rely on our interim financial statements for the first quarter of 2012 until we file an amendment to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012. See “Recent Developments” in this pricing supplement and Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012.
•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. If the notes are not automatically called, we will pay you your principal back at maturity only if the Final Stock Price is greater than or equal to the Trigger Level. If the notes are not automatically called and the Final Stock Price is less than the Trigger Level, you will lose 1% of your principal amount at maturity for every 1% that the Final Stock Price is less than the Initial Stock Price. Accordingly, under these circumstances, you will lose more than 30% of your principal amount and could lose up to the entire principal amount of your notes.
JPMorgan Structured Investments —	PS-4
Auto Callable Contingent Interest Notes Linked to the American Depositary Shares of Itaú Unibanco Holding S.A.

•	THE NOTES DO NOT GUARANTEE THE PAYMENT OF INTEREST AND MAY NOT PAY ANY INTEREST AT ALL — The terms of the notes differ from those of conventional debt securities in that, among other things, whether we pay interest is linked to the performance of the Reference Stock. We will make a Contingent Interest Payment with respect to a Review Date only if the closing price of one share of the Reference Stock on that Review Date is greater than or equal to the Interest Barrier. If the closing price of one share of the Reference Stock on that Review Date is less than the Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date, and the Contingent Interest Payment that would otherwise have been payable with respect to that Review Date will not be accrued and subsequently paid. Accordingly, if the closing price of one share of the Reference Stock on each Review Date is less than the Interest Barrier, you will not receive any interest payments over the term of the notes.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

In particular, on June 21, 2012, Moody’s Investors Services downgraded our long-term senior debt rating to “A2” from “Aa3” as part of its review of 15 banks and securities firms with global capital markets operations.  Moody’s also maintained its “negative” outlook on us, indicating the possibility of a further downgrade. In addition, on May 11, 2012, Fitch Ratings downgraded our long-term senior debt rating to “A+” from “AA-” and placed us on negative rating watch for a possible further downgrade, and Standard & Poor’s Ratings Services changed its outlook on us to “negative” from “stable,” indicating the possibility of a future downgrade. These downgrades may adversely affect our credit spreads and the market value of the notes.  See “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2011.

In addition, on July 13, 2012, we reported that we had reached a determination to restate our previously filed interim financial statements for the first quarter of 2012. The restatement relates to valuations of certain positions in the synthetic credit portfolio of our Chief Investment Office. We also reported, on July 13, 2012, management’s determination that a material weakness existed in our internal control over financial reporting at March 31, 2012.

The reported trading losses have led to heightened regulatory scrutiny, and any future losses related to these positions and the material weakness in our internal control over financial reporting may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See “Recent Developments” in this pricing supplement and Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012 for further discussion.

•	THE APPRECIATION POTENTIAL OF THE NOTES IS LIMITED, AND YOU WILL NOT PARTICIPATE IN ANY APPRECIATION IN THE PRICE OF THE REFERENCE STOCK — The appreciation potential of the notes is limited to the sum of any Contingent Interest Payments that may be paid over the term of the notes, regardless of any appreciation in the price of the Reference Stock, which may be significant. You will not participate in any appreciation in the price of the Reference Stock. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Reference Stock during the term of the notes.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 20-I for additional information about these risks.

We and/or our affiliates may also currently or from time to time engage in business with Itaú Holding, including extending loans to, or making equity investments in, Itaú Holding or providing advisory services to Itaú Holding. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to Itaú Holding, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the notes, you should undertake an independent investigation of the Reference Stock issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

•	THE BENEFIT PROVIDED BY THE TRIGGER LEVEL MAY TERMINATE ON THE FINAL REVIEW DATE — If the Final Stock Price is less than the Trigger Level, the benefit provided by the Trigger Level will terminate and you will be fully exposed to any depreciation in the closing price of one share of the Reference Stock. Because the Final Stock Price will be determined based on the closing price on a single day near the end of the term of the notes, the price of the Reference Stock at the maturity date or at other times during the term of the notes could be greater than or equal to the Trigger Level. This difference could be particularly large if there is a significant decrease in the price of the Reference Stock during the later portion of the term of the notes or if there is significant volatility in the price of the Reference Stock during the term of the notes, especially on dates near the final Review Date.
JPMorgan Structured Investments —	PS-5
Auto Callable Contingent Interest Notes Linked to the American Depositary Shares of Itaú Unibanco Holding S.A.

•	THE AUTOMATIC CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT — If the notes are automatically called, the amount of Contingent Interest Payments made on the notes may be less than the amount of Contingent Interest Payments that would have been payable if the notes were held to maturity, and, for each $1,000 principal amount note, you will receive $1,000 plus the Contingent Interest Payment applicable to the relevant Review Date.
•	REINVESTMENT RISK — If your notes are automatically called, the term of the notes may be reduced to as short as three months and you will not receive any Contingent Interest Payments after the applicable Call Settlement Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are automatically called prior to the maturity date.
•	CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While any payment on the notes described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	NO OWNERSHIP OR DIVIDEND RIGHTS IN THE REFERENCE STOCK — As a holder of the notes, you will not have any ownership interest or rights in the Reference Stock, such as voting rights or dividend payments. In addition, the issuer of the Reference Stock will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.
•	NO AFFILIATION WITH THE REFERENCE STOCK ISSUER — We are not affiliated with the issuer of the Reference Stock. We have not independently verified any of the information about the Reference Stock issuer contained in this pricing supplement. You should undertake your own investigation into the Reference Stock and its issuer. We are not responsible for the Reference Stock issuer’s public disclosure of information, whether contained in SEC filings or otherwise.
•	SINGLE STOCK RISK — The price of the Reference Stock can fall sharply due to factors specific to the Reference Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.
•	THERE ARE IMPORTANT DIFFERENCES BETWEEN THE RIGHTS OF HOLDERS OF ADSs OF ITAÚ HOLDING AND THE RIGHTS OF HOLDERS OF THE PREFERRED SHARES OF ITAÚ UNIBANCO HOLDING S.A. — You should be aware that your return on the notes is linked to the price of the ADSs and not the preferred shares of Itaú Holding. There are important differences between the rights of holders of ADSs and the rights of holders of the preferred shares. Each ADS is a security evidenced by American depositary receipts that represents one preferred share of Itaú Holding. The ADSs are issued pursuant to a deposit agreement, which sets forth the rights and responsibilities of the ADS depositary, Itaú Holding, and holders of the ADSs, which may be different from the rights of holders of the preferred shares. For example, Itaú Holding may make distributions in respect of preferred shares that are not passed on to the holders of its ADSs. Any such differences between the rights of holders of the ADSs and the rights of holders of the preferred shares of Itaú Holding may be significant and may materially and adversely affect the value of the ADSs and, as a result, the notes.
•	RISKS ASSOCIATED WITH NON-U.S. SECURITIES — An investment in notes linked to the value of ADSs representing interests in the preferred shares of Itaú Holding, which are issued by a Brazilian issuer, involves risks associated with the home country of Itaú Holding. The ADSs of Itaú Holding, which are quoted and traded in U.S. dollars on the New York Stock Exchange, may trade differently from the preferred shares of Itaú Holding quoted and traded in Brazilian reais on the BM&FBOVESPA. Non-U.S. companies, such as those organized in Brazil, are generally subject to accounting, auditing and financial reporting standards and requirements, and securities trading rules that are different from those applicable to U.S. reporting companies. The prices of non-U.S. equity securities may be affected by political, economic, financial and social factors in the home country of the issuer of the non-U.S. equity securities (i.e. Brazil), including changes in that country’s government, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economy of that country may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. The issuer’s home country may be subjected to different and, in some cases, more adverse economic environments.
•	EMERGING MARKETS RISK — The Reference Stock issuer, Itaú Holding, is a Brazilian company. Countries with emerging markets,.such as Brazil, may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer
JPMorgan Structured Investments —	PS-6
Auto Callable Contingent Interest Notes Linked to the American Depositary Shares of Itaú Unibanco Holding S.A.

from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Any of the foregoing could adversely affect the market value of the Reference Stock and the notes.

•	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RATE RISK — Because the ADSs of Itaú Holding are quoted and traded in U.S. dollars on the New York Stock Exchange and the preferred shares of Itaú Holding are quoted and traded in Brazilian reais on the BM&FBOVESPA, fluctuations in the exchange rate between the Brazilian reais and the U.S. dollar will likely affect the relative value of the ADSs of Itaú Holding and the preferred shares of Itaú Holding in the two different currencies, and, as a result, will likely affect the market price of the ADSs trading on the New York Stock Exchange. These trading differences and currency exchange rates may affect the closing prices of the ADSs of Itaú Holding and accordingly, the market value of the notes. The Brazilian real has been subject to fluctuations against the U.S. dollar in the past, and may be subject to significant fluctuations in the future. Previous fluctuations or periods of relative stability in the exchange rates between the Brazilian real and the U.S. dollar are not necessarily indicative of fluctuations or periods of relative stability in those rates that may occur over the term of the notes. The exchange rates between the Brazilian real and the U.S. dollar are the result of the supply of, and the demand for, those currencies. Changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Brazil and the United States, including economic and political developments in other countries. Of particular importance are rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in Brazil and the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by Brazil and the United States and other jurisdictions important to international trade and finance.
•	RISK OF THE CLOSING PRICE OF THE REFERENCE STOCK FALLING BELOW THE INTEREST BARRIER OR THE TRIGGER LEVEL IS GREATER IF THE CLOSING PRICE OF THE REFERENCE STOCKS IS VOLATILE — The likelihood of the closing price of one share of the Reference Stock falling below the Interest Barrier or the Trigger Level will depend in large part on the volatility of the closing price of the Reference Stock — the frequency and magnitude of changes in the closing price of the Reference Stock.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	HEDGING AND TRADING IN THE REFERENCE STOCK — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock or instruments related to the Reference Stock. We or our affiliates may also trade in the Reference Stock or instruments related to the Reference Stock from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity. It is possible that these hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.
•	THE ANTI-DILUTION PROTECTION FOR THE REFERENCE STOCK IS LIMITED AND MAY BE DISCRETIONARY — The calculation agent will make adjustments to the Stock Adjustment Factor for certain corporate events affecting the Reference Stock. However, the calculation agent will not make an adjustment in response to all events that could affect the Reference Stock. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. You should also be aware that the calculation agent may make adjustments in response to events that are not described in the accompanying product supplement to account for any diluting or concentrative effect, but the calculation agent is under no obligation to do so or to consider your interests as a holder of the notes in making these determinations.
•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the closing price of one share of the Reference Stock on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including:
•	the actual and expected volatility in the closing price of the Reference Stock;
•	the time to maturity of the notes;
•	whether the closing price of one share of the Reference Stock is less than the Interest Barrier and the Trigger Level on the relevant Review Date;
•	the dividend rate on the Reference Stock;
•	the occurrence of certain events affecting the issuer of the Reference Stock that may or may not require an adjustment to the Stock Adjustment Factor, including a merger or acquisition;
•	interest and yield rates in the market generally;
•	a variety of economic, financial, political, regulatory and judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
JPMorgan Structured Investments —	PS-7
Auto Callable Contingent Interest Notes Linked to the American Depositary Shares of Itaú Unibanco Holding S.A.

The Reference Stock

Public Information

All information contained herein on the Reference Stock and on Itaú Holding is derived from publicly available sources, without independent verification. According to its publicly available filings with the SEC, the principal operations of Itaú Holding, a Brazilian company, are commercial banking (including insurance, pension plan and capitalization products, credit cards, asset management and a variety of credit products and services for individuals, small and middle-market companies); corporate, investment banking and treasury; consumer credit (financial products and services to our non-accountholders); and operations with the market and corporation. The American depositary shares, each representing one preferred share, no par value, of Itaú Holding, which we refer to as the ADSs of Itaú Holding (Bloomberg ticker: ITUB), is registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and is listed on the New York Stock Exchange, which we refer to as the relevant exchange for purposes of Itaú Holding in the accompanying product supplement no. 20-I. Information provided to or filed with the SEC by Itaú Holding pursuant to the Exchange Act can be located by reference to SEC file number 001-15276, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information Regarding the Reference Stock

The following graph sets forth the historical performance of the ADSs of Itaú Holding based on the weekly closing prices of one share of the ADSs of Itaú Holding from January 5, 2007 through July 20, 2012. The closing price of one share of the ADSs of Itaú Holding on July 24, 2012 was $14.76. We obtained the closing prices below from Bloomberg Financial Markets, without independent verification. The closing prices may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.

Since its inception, the Reference Stock has experienced significant fluctuations. The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Reference Stock on any Review Date. We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your initial investment or the payment of any interest. We make no representation as to the amount of dividends, if any, that Reference Stock will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Reference Stock.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.

JPMorgan Structured Investments —	PS-8
Auto Callable Contingent Interest Notes Linked to the American Depositary Shares of Itaú Unibanco Holding S.A.